February 5, 2003

CLAUDE RESOURCES INC.

COMPLETES PRIVATE PLACEMENT OFFERING

Claude Resources Inc. (“Claude”) is pleased to announce that it has completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

The proceeds of this offering will be used by Claude to finance its Seabee gold mineshaft extension project and for general corporate purposes.

For further information, please contact:

Neil McMillan
President
(306) 668-7505